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SEC FILE NUMBER
8-37105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dominari Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

725 Fifth Avenue, 23rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Campbell	908-350-6220	robert.campbell@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

730 Third Avenue, 11th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kyle Wool, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dominari Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

[signature]
Notary Public

MICHELLE KIJIK
Notary Public - State of New York
NO. 01KI0003757
Qualified in Rockland County
My Commission Expires Mar 25, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DOMINARI SECURITIES LLC

FINANCIAL REPORT
December 31, 2023

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Dominari Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dominari Securities LLC (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of Dominari Securitites LLC in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Marcum LLP

New York, NY
February 28, 2024

1

ASSETS

Cash and cash equivalents	$	420,409
Receivable from clearing broker		993,314
Securities owned		6,193,250
Equipment, furniture and software, net of accumulated depreciation and amortization of $265,211 (Note 2)		-
Deposit with clearing broker		500,175
Prepaid expenses		257,980
Other assets		196,232
Total assets	$	8,561,360

LIABILITIES AND MEMBER'S CAPITAL

Liabilities

Accounts payable and accrued expenses	$	609,446
Accrued commission expense		67,326
Payable to clearing broker		21,568
Due to parent and holding company (Note 3)		2,348,262
Total liabilities	$	3,046,602

Commitments and contingencies (Note 5 and Note 11)

Member's capital (Note 13)		5,514,758
Total liabilities and member's capital	$	8,561,360

See notes to financial statements.

See notes to statement of financial condition

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of business

Dominari Securities LLC, formerly known as Fieldpint Private Securities, LLC (the "Company"), a wholly-owned subsidiary of Dominari Financial, Inc. ("Dominari Financial"), is a Securities and Exchange Commission ("SEC") registered broker-dealer and SEC registered investment advisor and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides brokerage services to the general public as well as to financial institutions as an introducing broker. The Company also provides wealth management services, asset management services, investment advisory services, and sales and trading.

Dominari Financial, Inc. ("Dominari Financial"), is a wholly-owned financial subsidiary of Dominari Holdings Inc. ("Dominari Holdings"). Dominari Financial executes roll-up strategy in the financial sector for Dominari Holdings. The roll-up strategy seeks to acquire third-party financial assets such as registered investment advisors, broker dealers, and asset management firms. The first financial roll-up strategy of Dominari Financial was the acquisition of 100% of a registered broker-dealer from Fieldpoint Private Bank & Trust, consummated on March 27, 2023. The newly acquired dually registered broker-dealer and investment adviser (formerly known as Fieldpoint Private Securities, LLC) was renamed Dominari Securities, LLC ("Dominari Securities") and is a wholly-owned subsidiary of Dominari Financial.

Dominari Holdings, is a holding company that, through its various subsidiaries, is engaged in financial services, investment advising and wealth management, asset management, investment banking, the acquisition of interests in high growth industries, and biotechnology and pharmaceutical research and development. In addition to capital investment, Dominari provides management support to the executive teams of its subsidiaries, helping them to operate efficiently and reduce cost under a streamlined infrastructure.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Cash and cash equivalents

Cash and cash equivalents are recognized as cash equivalents in the statement of cash flows. For purposes of reporting cash flows, the Company considers short-term investments with original maturities of less than 90 days to be cash equivalents. On December 31, 2023, there were no cash equivalents.

Deposit and Investments with clearing broker

Deposit with clearing broker consisted of a $500,000 good faith deposit maintained by the Company with its clearing brokers. The Company also has amounts with the clearing broker held in money market funds in the amount of $6,193,250 and liquid insured deposits in the amount of $505,509. These amounts are in the statement of financial condition as of December 31, 2023 under securities owned and receivables from clearing broker, respectively.

Receivables from customers

At December 31, 2023, receivables from customers primarily consisted of amounts due from the clearing broker, which includes commissions receivable totaling $993,314. Receivables are short term and usually collected within 30 days.

Intercompany Arrangement and Expense Sharing

The Company has an arrangement with Dominari Holdings and, through an expense sharing agreement with Dominari Financial, receives support and administrative services. Under this agreement, the Company will reimburse Dominari Financial and Holdings for shared expenses incurred while providing those services.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to five years.

Income taxes

Dominari Holdings files consolidated federal and state income tax returns that include both Dominari Financial and the Company. In connection with this, the entities have adopted the separate return method for allocating current and deferred taxes, treating each as if it were a separate taxpayer. This method is applied to both current and federal taxes for their accounting practices.

Under this method, income taxes payable to, or refundable from, the applicable tax authorities are recognized in the financial statements of Dominari's Holdings who is the taxpayer for income tax purposes. The Company computes its separate tax asset or liability as if it had filed separate tax returns and may receive from, or remit to Holdings any related tax benefit or cost realized by Holdings, as a result of the Company's inclusion in the consolidated Holdings tax returns, except with regard to a tax loss for which the Company would not be entitled to a current refund. Under such circumstances, such tax loss represents a loss carryforward whose realization is assessed on a separate entity basis.

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

Income taxes-continued

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when,

in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the statement of income. The Company has no material uncertain tax positions.

The Company is a Limited Liability Company, which is 100% owned by Dominari Financial. Dominari Financial is owned 100% by Dominari Holdings as a result the Company is treated as a disregarded entity for US tax purposes. The Company's income and deductions are reported in Dominari's Holdings federal, state and local tax returns.

Note 2.   Equipment, Furniture and Software

On December 31, 2023 equipment, furniture and software consisted of the following:

	2023
Equipment and software	$ 230,924
Furniture and fixtures	25,050
Leasehold improvements	9,237
	265,211
Less accumulated depreciation	(265,211)
Total	$ -

Note 3.   Related Party Transactions

The Company shares its office space as well as various administrative services with Dominari Financial and Holdings. The Company entered into an arrangement and expense sharing agreement whereby all expenses associated with the operations of the Company paid by Dominari Financial and Holdings were charged to the Company. Under the agreement, certain expenses of this entities such as payroll costs, rent and office expenses are allocated to the Company at cost as well as all direct expenses of the Company paid on behalf of the Company.

On December 31, 2023, the Company recorded due to Dominari Financial in the amount of $2,027,491 and due to Dominari Holdings in the amount of $320,771 for a total amount of $2,348,262. This amount is due for the operation expenses which were paid on behalf of the Company and not yet reimbursed. The $2,348,262 amount is included in due to parent and holding company in the statement of financial condition.

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 4.   Income Taxes

The Company's income and deductions are reported in the Dominari's Holdings consolidated federal, state, and local tax returns. The Company's provision for income taxes benefit is composed of the following:

	2023
Federal	
Current	-
Deferred	(1,399)
Increase in valuation allowance	1,399
State and local	
Current	-
Deferred	(1,393)
Increase in valuation allowance	1,393
Income Tax Provision (Benefit)	-

	2023
U.S. Statutory Federal Rate	21.00%
State Taxes, Net of Federal Tax Benefit	8.19%
Stock based compensation	-8.37%
Other Permanent Differences	0.02%
Change in Valuation Allowance	-20.85%
Income Tax Benefit	0.00%

	2023
Deferred tax assets:	
Net-operating loss carryforward	2,553
Goodwill and other	239
Total Deferred Tax assets	2,792
Valuation allowance	(2,792)
Deferred Tax Asset, Net of Allowance	-
	-

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 5.   Commitments and Contingencies

Clearing Firm Agreement

The Company has entered into an agreement with its clearing broker/dealer (the "Clearing Firm Agreement") that includes cost reimbursement and certain early contract termination fees of $250,000 in the event the Company terminates the Clearing Firm Agreement. The Company also entered into a new clearing agreement with another clearing broker/dealer. The new clearing broker required a $250,000 clearing deposit, which is reported in the statement of financial condition under deposit with clearing broker as of December 31, 2023.

Litigation

The Company is subject to legal and regulatory actions in the ordinary course of its business. The Company establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established but the matter, if potentially material, is disclosed. At December 31, 2023 there were no material legal matters that required disclosure. The Company reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

Note 6.   401(k) Savings Plan

Dominari Financial sponsors a 401(k) savings plan (the "Plan") for all eligible employees. Dominari Financial at its discretion may match employee contributions to the Plan and may make a profit-sharing contribution to the Plan, which is allocated to employees based on the provisions of the Plan.

The Company recognizes 401(k) contribution expenses as a shared cost.

Note 7.   Stock Based Compensation

Dominari Holdings accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award. Stock options issued under Dominari Holdings's long-term incentive plans are granted with an exercise price equal to no less than the market price of Dominari Holdings's stock at the date of grant and expire up to ten years from the date of grant. These options generally vest over a one- to five-year period.

Dominari Holdings estimates the fair value of stock option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment.

The Company recognizes stock-based compensation expense as a shared cost.

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 8.   Disaggregated Receivables

The following table presents the Company's disaggregated receivables from contracts with customers as of:

	January 1, 2023	December 31, 2023
Receivable from clearing broker	$ 2,663,479	$ 993,314
Accounts receivable	96,605	-
Wealth management fees receivable	223	-
	$ 2,760,307	$ 993,314

The change in receivables is due to activity during the year.

Note 9.   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) thereof, and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 10.   Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities the   Company has the ability to assess at the measurement date.

Level 2 inputs are inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 10.   Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for assets measured at fair value as of December 31, 2023.

	Fair Value Measurements 12/31/2023	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Money Market Fund	$ 6,193,250	$ 6,193,250	$ -	$ -
	$ 6,193,250	$ 6,193,250	$ -	$ -

As of December 31, 2022, the firm had $1,976,560 worth of short-term investment Money Market Funds.

Note 11.   Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. The clearing broker/dealer may charge any losses it incurs on FPS customers to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer, by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

Note 12.   Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2023 and through the time the financial statements were issued on February 28. 2024 for potential recognition or disclosure in the financial statements.

Note 13.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. On December 31, 2023, the Company had net capital (as defined) of $4,936,480 which was $4,733,373 in excess of its required minimum net capital of $203,107.   The Company's net capital ratio at December 31, 2023, was .61 to 1.